RS Investment Trust
Sub-Item 77M

On December 14, 2009, RS Small Cap Growth Fund acquired the assets and liabilities of RS Smaller Company Growth Fund through a tax-free merger pursuant to a plan of reorganization approved by the Board of Trustees. Shareholders of RS Smaller Company Growth Fund approved the merger at a meeting held on November 18, 2009.

On August 3, 2009, RS Large Cap Alpha Fund acquired the assets and liabilities of RS Large Cap Value Fund through a tax-free merger pursuant to a plan of reorganization approved by the Board of Trustees on July 30, 2009.